Exhibit 99.1

Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2012

MONACO -- (Marketwire) – February 25, 2013 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company") today reported its results for the three months and year ended December 31, 2012.

Results for the three months ended December 31, 2012 and 2011

For the three months ended December 31, 2012, the Company had an adjusted net loss of $3.6 million (see Non-GAAP Measure section below), or $0.08 basic and diluted loss per share, excluding a $1.3 million, or $0.03 per share, unrealized loss on derivative financial instruments.

For the three months ended December 31, 2011, the Company had an adjusted net loss of $5.1 million (see Non-GAAP Measure section below), or $0.16 basic and diluted loss per share, excluding a $66.6 million, or $2.05 per share impairment charge.

For the three months ended December 31, 2012, the Company recorded a net loss of $4.9 million, or $0.11 basic and diluted loss per share. This is compared to a net loss of $71.7 million or $2.21 basic and diluted loss per share for the three months ended December 31, 2011.

Results for the year ended December 31, 2012 and 2011

For the year ended December 31, 2012, the Company had an adjusted net loss of $11.9 million (see Non-GAAP Measure section below), or $0.29 basic and diluted loss per share, excluding (i) a $10.4 million, or $0.25 per share, loss from sales of five vessels, (ii) a $3.0 million, or $0.07 per share, write-off of deferred financing fees attributable to the extension of the 2011 Credit Facility, and (iii) a $1.2 million, or $0.03 per share, unrealized loss on derivative financial instruments.

For the year ended December 31, 2011, the Company had an adjusted net loss of $16.1 million (see Non-GAAP Measure section below), or $0.56 basic and diluted loss per share, excluding a $66.6 million, or $2.32 per share impairment charge.

For the year ended December 31, 2012, the Company recorded a net loss of $26.5 million or $0.64 basic and diluted loss per share.  This is compared to a net loss of $82.7 million or $2.88 basic and diluted loss per share for the year ended December 31, 2011.

Summary of Recent and Fourth Quarter Significant Events:

●
Signed a commitment letter for a $267.0 million credit facility with Nordea Bank Finland plc, acting through its New York branch, ABN AMRO Bank N.V and Skandinaviska Enskilda Banken AB in February 2013.

●	Closed on a registered direct placement of 30,672,000 shares of common stock at an offering price of $7.50 per share receiving net proceeds of approximately $222.1 million in February 2013.
●
Exercised options with Hyundai Mipo Dockyard Co. Ltd. of South Korea (“HMD”) for the construction of four Handymax, ice class 1A product tanker newbuildings (38,000 DWT) for approximately $31.3 million each in February 2013.

●	Signed contracts with SPP Shipbuilding Co., Ltd. of South Korea ("SPP") for the construction of four MR product tanker newbuildings for approximately $32.5 million each in February 2013.
●	Signed contracts with HMD for the construction of two MR product tanker newbuildings for approximately $32.5 million each in January 2013.
●	Took delivery of the sixth vessel under the Company’s Newbuilding program, STI Sapphire, in January 2013.
●	Closed on a registered direct placement of 21,639,774 shares of common stock at an offering price of $6.10 receiving net proceeds of $127.2 million in December 2012.
●
Exercised options with HMD for the construction of two MR product tanker newbuildings and reached an agreement with SPP for the construction of four MR product tanker newbuildings in December 2012 for approximately $33.0 million each.

●	Took delivery of six previously announced time chartered-in product tankers, two LR2’s, an LR1 and three MR’s in January 2013.

Emanuele Lauro, chief executive officer and chairman of the board, commented, “The first quarter has been marked by seasonal refinery turnarounds in the East and lower export volumes, yet we have experienced firm markets so far, particularly in the Atlantic basin as a result of increasing US Gulf exports. Going forward, we expect improvement in volumes and rates as several major refineries resume production.

“We continue to see confirmation of our longer-term thesis, that there will be significant increases in product tanker demand days as refining capacity inexorably shifts to more competitive locations.  This shift is lengthening steaming distances, expanding the opportunity set for commodity traders, and solidifying the role of the product tanker as inexpensive and flexible storage as port infrastructure- both in the developed and developing world- is constrained.”

Mr. Lauro concluded, “Our new vessels are performing well, realizing the fuel savings we previously announced, and we are confident that our newbuilding program is well-timed.  We see a very attractive competitive landscape to match our profile for growth.”

Recent Significant Events

Follow-on offering

In February 2013, the Company closed on the sale of 30,672,000 shares of common stock in a registered direct placement of common shares at an offering price of $7.50 per share.  The Company received net proceeds of approximately $222.1 million, after deducting the placement agents’ discount and offering expenses and now has 94,499,846 shares outstanding.

Newbuilding vessel orders

In February 2013, the Company exercised options with Hyundai Mipo Dockyard Co. Ltd. of South Korea (“HMD”) for the construction of four Handymax, ice class 1A product tankers (38,000 DWT) for approximately $31.3 million each. These fuel efficient vessels will be delivered in the third quarter of 2014. In conjunction with these contracts, the Company received four new fixed price options for similar vessels which would be delivered in the first half of 2015.

In February 2013, the Company reached an agreement with SPP Shipbuilding Co., Ltd. of South Korea ("SPP") for the construction of four MR product tankers for approximately $32.5 million each, two of which are the exercise of options from a previous contract. These vessels will be delivered in the third and fourth quarters of 2014. In conjunction with these contracts, the Company received extensions on several previously agreed options and received four new fixed price options for similar vessels which would be delivered in 2015.

In January 2013, the Company reached an agreement with HMD for the construction of two MR product tankers for approximately $32.5 million each.  These vessels will be delivered in May and June 2014.

The Company currently has a total of 20 product tanker newbuilding orders with HMD and SPP (16 MR and four Handymax). Two of the newbuildings are expected to be delivered to the Company by April 2013 and the remaining 18 by the end of 2014. The Company also has fixed-price options to construct a total of 14 additional newbuilding product tankers at these yards.

2013 Credit Facility

In February 2013, the Company signed a commitment letter for a $267.0 million credit facility (“2013 Credit Facility”) with Nordea Bank Finland plc, acting through its New York branch, ABN AMRO Bank N.V and Skandinaviska Enskilda Banken AB.

The 2013 Credit Facility, which will be split into a term loan and a revolving loan, will be used to finance up to 60% of the purchase price of vessels, including newbuildings upon delivery.  The credit facility matures six years after the loan is signed.  The covenants and other conditions are similar to the Company's existing credit facilities.

Delivery of STI Sapphire

The Company took delivery of the sixth vessel under its Newbuilding program, STI Sapphire, in January 2013. Upon delivery, the vessel began a time charter for up to 80 days at $20,750 per day. The vessel was partially financed by the Company's 2011 Credit Facility.

Time chartered-in vessels

In January 2013, the Company agreed to time charter-in and took delivery of a 2007 built MR ice-class 1B product tanker (49,999 DWT) on a one year time charter-in agreement at $14,000 per day.  The agreement also contains an option for the Company to extend the charter by one year at $15,000 per day.

In January 2013, the Company took delivery of a previously announced 2013 built MR product tanker (51,561 DWT).  This vessel is a sister ship of our newbuilding vessels from HMD.  The vessel will be chartered-in for three years at $15,750 per day in year one, $16,250 per day in year two and $16,750 per day in year three. The agreement includes two consecutive options for the Company to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day.

In January 2013, the Company took delivery of a previously announced 2007 built MR ice-class 1B product tanker (52,684 DWT) on a one year time charter-in agreement at $13,500 per day.  The agreement includes an option for the Company to extend the charter for an additional year at $14,500 per day.

In January 2013, the Company took delivery of a previously announced 2003 built LR1 product tanker (72,344 DWT) on a two year time charter-in agreement at $11,250 per day with a 50% profit sharing provision whereby the Company splits any of the vessel's profits above $11,250 per day with the vessel owner.  The agreement includes an option for the Company to extend the charter for an additional year at $12,500 per day with a 50% profit sharing provision.

In January 2013, the Company took delivery of a previously announced 2012 built LR2 product tanker (99,993 DWT) on a six month time charter-in agreement at $14,750 per day.  The Company has options to extend the charter for three consecutive six month periods at $15,000 per day, $15,250 per day, and $15,500 per day respectively.

In January 2013, the Company took delivery of a previously announced 2008 built LR2 product tanker (115,406 DWT) on a six month time charter-in agreement at $16,000 per day.  The Company has options to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day, and $16,750 per day respectively.

Fourth Quarter Significant Events

Follow-on offering

In December 2012, the Company closed on the sale of 21,639,774 shares of common stock in a registered direct placement of common shares at an offering price of $6.10 per share.  The Company received net proceeds of approximately $127.2 million, after deducting the placement agents’ discount and offering expenses.

Newbuilding vessel orders

In December 2012, the Company exercised options with HMD for the construction of two MR product tanker newbuildings, and it also reached an agreement with SPP Shipbuilding Co., Ltd. of South Korea (“SPP”) for the construction of four MR product tanker newbuildings. The six newbuildings are scheduled to be delivered to the Company in the second and third quarters of 2014.  The contract price for each of the newbuildings is approximately $33.0 million.

Time chartered-in vessels

In December 2012, the Company took delivery of a 2007 built LR1 product tanker (73,669 DWT) on a one year time charter-in agreement at $12,500 per day.  The agreement includes an option for the Company to extend the charter for an additional six months at $14,250 per day.

In December 2012, the Company agreed to extend the charter on a 2007 built Handymax product tanker (40,394 DWT), which is already time chartered-in by the Company for one additional year, commencing in April 2013, at $12,600 per day.  The agreement includes an option for the Company to extend the charter for an additional year at $13,550 per day.

Conference Call

The Company will have a conference call on February 26, 2013 at 11:00 AM Eastern Standard Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(877)-719-9789 (U.S.) or 1(719) 325-4933 (International). The conference participant passcode is 7673945. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=92533

Current Liquidity

As of February 25, 2013, the Company had $271.7 million in cash and $67.4 million available to draw down from its 2010 Revolving Credit Facility.

Debt

As of February 25, 2013, the Company’s outstanding debt balance is as follows:

2010 Revolving Credit Facility	$ 17.2	million
2011 Credit Facility	$ 32.5	million
STI Spirit Credit Facility	$ 23.4	million
Newbuilding Credit Facility	$ 89.8	million
Total	$ 162.9	million

2010 Revolving Credit Facility

In December 2012, the Company repaid $50.0 million into the 2010 Revolving Credit Facility.

2011 Credit Facility

In January 2013, the Company drew down $17.0 million from the 2011 Credit Facility to partially finance the delivery of the Company’s sixth newbuilding vessel, STI Sapphire.

STI Spirit Credit Facility Repayment

The credit facility with DVB Bank SE requires that the charter-free market value of STI Spirit shall be no less than 140% of the then outstanding loan balance. In order to stay in compliance with this covenant, the Company made a prepayment of $1.3 million in December 2012, which will be applied to the next four quarterly payments.

2013 Debt Repayments

The first quarter of 2013 debt repayment for the Newbuilding Credit Facility and 2011 Credit Facility will be $1.8 million.  There are no principal payments due for the 2010 Revolving Credit Facility since the amount available is greater than the amount drawn.  There are no principal payments due for the STI Spirit Credit Facility as a result of the $1.3 million prepayment made in December 2012.

Newbuilding Program

During the fourth quarter of 2012, the Company made $13.6 million of installment payments on its newbuilding vessels.  The Company currently has 20 product tanker newbuilding orders with HMD and SPP (16 MR and four Handymax).  The estimated future payment dates and amounts including the newbuilding contracts signed in 2013 are as follows*:

Q1 2013	$ 105.4	million**
Q2 2013	41.3	million
Q3 2013	51.0	million
Q4 2013	41.6	million
Q1 2014	70.9	million
Q2 2014	99.5	million
Q3 2014	202.2	million
Q4 2014	39.8	million
Total	$ 651.7	million

*These are estimates only and are subject to change as construction progresses.

**$42.3 million has been paid as of the date of this press release which includes the final installment payment of $22.2 million relating to the delivery of STI Sapphire in January 2013.

Explanation of Variances on the Fourth Quarter of 2012 Financial Results Compared to the Fourth Quarter of 2011

For the three months ended December 31, 2012, the Company incurred a net loss of $4.9 million compared to a net loss of $71.7 million in the three months ended December 31, 2011.  The following were the significant changes between the two periods:

●
Time charter equivalent, or TCE revenues, a non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges).  TCE revenue is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters), and it provides useful information to investors and management.  The following table depicts TCE revenue for the three months ended December 31, 2012 and 2011:

	For the three months ended December 31,
In thousands of U.S. dollars	2012	2011
Vessel revenue	$30,104	$22,642
Voyage expenses	(1,794)	(2,733)
TCE revenue	$28,310	$19,909

●
TCE revenue increased by $8.4 million to $28.3 million as a result of an increase in the average number of operating vessels (owned and time chartered-in) to 23.81 from 17.48 for the three month periods ended December 31, 2012 and 2011, respectively.  Additionally, the Company experienced an increase in time charter equivalent per day to $13,392 per day from $11,912 per day for the three months ended December 31, 2012 and 2011, respectively (see the breakdown of daily TCE averages below).

●
Vessel operating costs remained consistent, increasing by $0.2 million to $8.2 million as the average number of owned vessels was 12.00 for both the three months ended December 31, 2012 and 2011.  Operating costs per day were $7,348 for the three months ended December 31, 2012, an increase of $109 per day from $7,239 during the three months ended December 31, 2011 (see the breakdown of daily operating expense averages below).  Operating costs for our five newbuilding vessels were $5,711 per day for the three months ended December 31, 2012.  The lower costs incurred on these vessels were offset by higher operating costs from vessels in our Aframax/LR2 and Handymax segments, which resulted from repairs made during the period on certain vessels within these segments.

●
Charterhire expense increased $7.0 million to $14.2 million as a result of an increase in the average number of time chartered-in vessels to 11.81 from 5.48 for the three months ended December 31, 2012 and 2011, respectively.  See the Company’s Fleet List below for the terms of these agreements.

●	The Company recorded a $66.6 million non-cash impairment charge during the three months ended December 31, 2011. There was no such charge during the three months ended December 31, 2012.

●
Depreciation expense decreased by $0.4 million to $4.6 million as a result of a (i) a $66.6 million impairment charge recorded at December 31, 2011 which decreased the depreciable basis of the Company’s vessels and (ii) the sales of STI Conqueror, STI Matador and STI Gladiator during the first and second quarters of 2012 along with the sales of STI Diamond and STI Coral during the third quarter of 2012.  This fleet reduction was offset by the delivery of the first five vessels under the Company’s Newbuilding program in the third quarter of 2012.

●
Financial expenses, which consist of interest expense, amortization of deferred financing fees and commitment fees increased by $0.2 million to $1.9 million.  This increase was primarily driven by an increase in interest expense which was the result of a higher average debt balance during the three months ended December 31, 2012 when compared to the three months ended December 31, 2011.  This increase was partially offset by a decrease in commitment fees which was driven by the higher average debt balance (and hence lower available balance) for the three months ended December 31, 2012 and 2011, respectively.

●
Unrealized loss on derivative financial instruments consists of (i) a $1.0 million loss attributable to the discontinuation of hedge accounting on three of the Company’s interest rate swaps which resulted in the reclassification of the fair value of these swaps previously recorded in other comprehensive income (within equity) to the statement of profit or loss and (ii) the decrease in the fair value of derivatives related to profit and loss agreements on time chartered-in vessels with third parties of $0.2 million.

●
Earnings from profit or loss sharing agreements include $0.2 million of earnings under these agreements during the three months ended December 31, 2012.  There were no profit or loss agreements in place for the three months ended December 31, 2011.

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Statement of Profit or Loss

(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2012	2011	2012	2011
Revenue:
Vessel revenue	$30,104	$22,642	$115,381	$82,110

Operating expenses:
Vessel operating costs	(8,195)	(8,039)	(30,353)	(31,370)
Voyage expenses	(1,794)	(2,733)	(21,744)	(6,881)
Charterhire	(14,222)	(7,214)	(43,701)	(22,750)
Impairment	-	(66,611)	-	(66,611)
Depreciation	(4,605)	(5,025)	(14,818)	(18,460)
Loss from sale of vessels (1)	-	-	(10,404)	-
General and administrative expenses	(3,132)	(3,025)	(11,536)	(11,637)
Total operating expenses	(31,948)	(92,647)	(132,556)	(157,709)
Operating loss	(1,844)	(70,005)	(17,175)	(75,599)
Other (expense) and income, net
Financial expenses	(1,929)	(1,700)	(8,512)	(7,060)
Earnings from profit or loss sharing agreements	157	-	443	-
Unrealized loss on derivative financial instruments	(1,269)	-	(1,231)	-
Financial income	29	1	35	51
Other expenses, net	(24)	18	(97)	(119)
Total other expense, net	(3,036)	(1,681)	(9,362)	(7,128)
Net loss	$(4,880)	$(71,686)	$(26,537)	$(82,727)

Loss per share

Basic and diluted (2)	$(0.11)	$(2.21)	$(0.64)	$(2.88)
Basic and diluted weighted average shares outstanding (2)	46,090,794	32,413,382	41,413,339	28,704,876

(1)
The year ended December 31, 2012 includes the loss from sales of STI Diamond, STI Coral , STI Conqueror, STI Matador, and STI Gladiator which closed on August 15, 2012, September 11, 2012,  March 20, 2012, April 18, 2012, and May 2, 2012, respectively.

(2)
Diluted weighted shares outstanding, which consists of the impact of restricted shares, for the three months and years ended December 31, 2012 and 2011 would be anti-dilutive since the Company is in a net loss position.  As such, there is no difference between basic and diluted earnings per share for these periods.

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Balance Sheet

(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$87,165	$36,833
Accounts receivable	36,438	20,386
Prepaid expenses and other current assets	956	1,535
Inventories	2,170	2,696
Total current assets	126,729	61,450
Non-current assets
Vessels and drydock	395,412	322,458
Vessels under construction	50,251	60,333
Other assets	889	3,989
Total non-current assets	446,552	386,780
Total assets	$573,281	$448,230

Current liabilities
Bank loans	7,475	2,889
Accounts payable	11,387	11,732
Accrued expenses	3,057	3,376
Derivative financial instruments	844	237
Total current liabilities	22,763	18,234
Non-current liabilities
Bank loans	134,984	142,679
Derivative financial instruments	743	464
Total non-current liabilities	135,727	143,143
Total liabilities	158,490	161,377

Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	650	391
Additional paid-in capital	519,493	363,210
Treasury shares	(7,938)	(5,498)
Hedging reserve	(329)	(701)
Accumulated deficit	(97,085)	(70,549)
Total shareholders' equity	414,791	286,853
Total liabilities and shareholders' equity	$573,281	$448,230

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Statement of Cash Flows

(unaudited)

	For the year ended December 31,
In thousands of U.S. dollars	2012	2011

Operating activities
Net loss	$(26,537)	$(82,727)
Loss from sale of vessels	10,404	-
Depreciation	14,818	18,460
Impairment	-	66,611
Amortization of restricted stock	3,490	3,362
Amortization of deferred financing fees	4,093	986
Write off of vessel purchase options	-	126
Straight-line adjustment for charterhire expense	41	84
Unrealized loss on derivative financial instruments	1,231	-
	7,540	6,902
Changes in assets and liabilities:
Drydock payments	(1,702)	(2,516)
Decrease/(increase) in inventories	527	(1,410)
Increase in accounts receivable	(16,052)	(13,031)
Decrease/(increase) in prepaid expenses	547	(1,075)
Decrease/(increase) in other assets	2,442	(1,374)
Increase/(decrease) in accounts payable	3,966	(954)
Increase in accrued expenses	804	1,006
	(9,468)	(19,354)
Net cash outflow from operating activities	(1,928)	(12,452)
Investing activities
Acquisition of vessels and payments for vessels under construction	(191,490)	(122,573)
Proceeds from disposal of vessels	101,335	-
Net cash outflow from investing activities	(90,155)	(122,573)
Financing activities
Bank loan repayment	(129,076)	(109,638)
Bank loan drawdown	124,171	115,308
Debt issuance costs	(3,293)	(4,134)
Net proceeds from issuance of common stock	153,053	104,986
Purchase of Treasury shares	(2,440)	(2,851)
Net cash inflow from financing activities	142,415	103,671
Increase/(decrease) in cash and cash equivalents	50,332	(31,354)
Cash and cash equivalents at January 1,	36,833	68,187
Cash and cash equivalents at December 31,	$87,165	$36,833

Scorpio Tankers Inc. and Subsidiaries

Other operating data for the three months and year ended December 31, 2012 and 2011

(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2012	2011	2012	2011
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$3,786	$2,518	$11,883	$12,715

Average Daily Results
Time charter equivalent per day(2)	$13,392	$11,912	$12,960	$12,898
Vessel operating costs per day	7,348	7,239	7,605	7,581

Aframax/LR2
TCE per revenue day - pool	$6,619	$14,924	$10,201	$14,849
TCE per revenue day - time charters	-	-	-	15,457
Vessel operating costs per day(3)	7,884	6,644	8,436	6,960

Panamax/LR1
TCE per revenue day - pool	$13,130	$10,533	$14,242	$12,876
TCE per revenue day - spot	18,496	-	15,147	-
TCE per revenue day - time charters	-	24,098	-	23,962
Vessel operating costs per day(3)	7,509	7,782	7,714	7,891

MR
TCE per revenue day - pool	$12,135	-	$11,811	-
TCE per revenue day - spot	16,352	12,148	12,541	12,092
Vessel operating costs per day(3)	5,994	6,175	6,770	6,748

Handymax
TCE per revenue day - pool	$13,810	$10,762	$13,166	$11,343
TCE per revenue day - spot	-	-	11,201	-
Vessel operating costs per day(3)	7,908	7,242	7,594	7,619

Fleet data
Average number of owned vessels	12.00	12.00	10.81	11.29
Average number of time chartered-in vessels	11.81	5.48	9.18	4.95

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	$2,869	$705	$2,869	$2,624

(1)	See Non-GAAP Measure section below
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet List as of February 25, 2013

				Ice
	Vessel Name	Year Built	DWT	Class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Amber	2012	52,000	-	SMRP(4)	MR
3	STI Topaz	2012	52,000	-	SMRP(4)	MR
4	STI Ruby	2012	52,000	-	SMRP(4)	MR
5	STI Garnet	2012	52,000	-	SMRP(4)	MR
6	STI Onyx	2012	52,000	-	SMRP(4)	MR
7	STI Sapphire	2013	52,000	-	Spot	MR
8	Noemi	2004	72,515	-	SPTP (2)	LR1
9	Senatore	2004	72,514	-	SPTP (2)	LR1
10	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
11	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
12	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
13	STI Spirit	2008	113,100	-	SLR2P (3)	LR2
	Total owned DWT		836,520

							Time Charter Info
	Time Chartered-In vessels			Ice			Daily Base
	Vessel Name	Year Built	DWT	Class	Employment	Vessel type	Rate	Expiry (5)
14	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,070	18-Jul-13	(6)
15	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,000	14-Jun-13	(7)
16	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$12,000	04-Apr-14	(8)
17	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$13,000	17-Jul-13	(9)
18	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$13,000	15-Jul-13	(9)
19	STX Ace 6	2007	46,161	-	SMRP(4)	MR	$14,150	17-May-14	(10)
20	Pacific Duchess	2009	46,697	-	SMRP(4)	MR	$13,800	17-Mar-13	(11)
21	Targale	2007	49,999	-	SMRP(4)	MR	$14,500	17-May-14	(12)
22	Ugale	2007	49,999	1B	SMRP(4)	MR	$14,000	15-Jan-14	(13)
23	Freja Lupus	2012	50,385	-	SMRP(4)	MR	$14,760	26-Apr-14	(14)
24	Valle Bianca	2007	50,633	-	SMRP(4)	MR	$12,000	22-Mar-13	(15)
25	Gan-Trust	2013	51,561	-	Spot	MR	$16,250	06-Jan-16	(16)
26	Usma	2007	52,684	1B	SMRP(4)	MR	$13,500	03-Jan-14	(17)
27	SN Federica	2003	72,344	-	Spot	LR1	$11,250	28-Feb-15	(18)
28	Hellespont Promise	2007	73,669	-	SPTP (2)	LR1	$12,500	16-Dec-13	(19)
29	FPMC P Eagle	2009	73,800	-	SPTP (2)	LR1	$12,800	09-Sep-13	(20)
30	FPMC P Hero	2011	99,995	-	SLR2P (3)	LR2	$14,750	13-Oct-13	(21)
31	FPMC P Ideal	2012	99,993	-	SLR2P (3)	LR2	$14,750	09-Jul-13	(21)
32	Fair Seas	2008	115,406	-	SLR2P (3)	LR2	$16,000	27-Jul-13	(22)
	Total time chartered-in DWT		1,129,141

	Newbuildings currently under construction		Ice
	Vessel Name	DWT	Class	Vessel type
33	Hull 2451	38,000	1A	Handymax	(23)
34	Hull 2452	38,000	1A	Handymax	(23)
35	Hull 2453	38,000	1A	Handymax	(23)
36	Hull 2454	38,000	1A	Handymax	(23)
37	Hull 2362	52,000		MR	(23)
38	Hull 2369	52,000		MR	(23)
39	Hull 2389	52,000		MR	(23)
40	Hull 2390	52,000		MR	(23)
41	Hull 2391	52,000		MR	(23)
42	Hull 2392	52,000		MR	(23)
43	Hull 2449	52,000		MR	(23)
44	Hull 2450	52,000		MR	(23)
45	Hull S1138	52,000		MR	(24)
46	Hull S1139	52,000		MR	(24)
47	Hull S1140	52,000		MR	(24)
48	Hull S1141	52,000		MR	(24)
49	Hull S1142	52,000		MR	(24)
50	Hull S1143	52,000		MR	(24)
51	Hull S1144	52,000		MR	(24)
52	Hull S1145	52,000		MR	(24)
	Total newbuilding DWT	984,000

	Total DWT	2,949,661

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.

(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.

(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.

(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.

(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.

(6)	We have an option to extend the charter for an additional year at $13,070 per day.

(7)
We have an option to extend the charter for an additional year at $13,000 per day.  The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below the daily base rate with the vessel’s owner.

(8)	In April 2013, the daily base rate will increase to $12,600 per day for one year thereafter. We have an option to extend the term of the charter for an additional year at $13,550 per day.

(9)
Represents the average rate for the two year duration of the agreement.  The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. We have an option to extend the charter for an additional year at $14,500 per day.

(10)	We have an option to extend the charter for an additional year at $15,150 per day.

(11)	We have an option for the Company to extend the charter for an additional year at $14,800 per day.

(12)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.

(13)	We have an option to extend the charter for an additional year at $15,000 per day.

(14)	We have an option to extend the charter for an additional year at $16,000 per day.

(15)	We have an option to extend the charter for an additional six months at $13,000 per day.

(16)
The daily base rate represents the average rate for the three year duration of the agreement.  The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(17)	We have an option to extend the charter for an additional year at $14,500 per day.

(18)
We have an option to extend the charter for an additional year at $12,500 per day.  We have also entered into an agreement with the owner whereby we split all of the vessel's profits above the daily base rate.

(19)	We have an option to extend the charter for an additional six months at $14,250 per day.

(20)
We have options to extend the charter for up to two consecutive one year periods at $13,400 per day and $14,400 per day, respectively.  We have also entered into an agreement with a third party whereby we split all of the vessel's profits and losses above or below the daily base rate.

(21)
We have options to extend the charters for three consecutive six month periods at $15,000 per day, $15,250 per day, and $15,500 per day respectively. FPMC P Hero is expected to be delivered in April 2013 and FPMC P Ideal was delivered in January 2013.

(22)	We have options to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day, and $16,750 per day respectively.

(23)
These Newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea).  Two vessels are expected to be delivered between March 2013 and April 2013, and the remaining 10 are expected to be delivered by October 2014.

(24)	These Newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea). These eight vessels are expected to be delivered by the end of 2014.

Business Strategy, Dividend Policy, and Stock Buyback Program

Business Strategy

The Company’s primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels.  The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions.  The Company is currently concentrating on product or coated tankers because of the fundamentals of this segment, which the Company believes includes:

●	increasing demand for refined products;
●	increasing ton miles (distance between new refiners and areas of demand); and
●	reduced order book.

Dividend Policy

The Company does not have immediate plans to pay dividends but will continue to assess the dividend policy.  In the future, the board of directors may determine it is in the best interest of the Company to pay dividends.

Share Buyback Program

On July 9, 2010, the board of directors authorized a share buyback program of up to $20 million.  Scorpio Tankers expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of February 25, 2013, the Company has purchased $7.9 million of shares in the open market at an average price of $6.78.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 13 tankers  (one LR2 tanker, four LR1 tankers, one Handymax tanker, six MR tankers, and one post-Panamax tanker) with an average age of 4.6 years, time charters-in 19 product tankers (three LR2, three LR1, eight MR and five Handymax tankers), and has contracted for 20 newbuilding product tankers (16 MR and four Handymax vessels), two of which are expected to be delivered to the Company by April 2013 and the remaining 18 by the end of 2014. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.

212-542-1616

Non-GAAP Measures

This press release describes adjusted net loss and Adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-GAAP" measure).  The Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance.  These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net loss

	For the three months ended December 31, 2012		For the three months ended December 31, 2011

In thousands of U.S. dollars except per share and share data	Amount	Per share	Amount	Per share
Net loss	$(4,880)	$(0.11)	$(71,686)	$(2.21)
Add:
Impairment	-	-	66,611	2.05
Unrealized loss on derivative financial instruments	1,269	0.03	-	-
Total adjustments	1,269	0.03	66,611	2.05
Adjusted net loss	$(3,611)	$(0.08)	$(5,075)	$(0.16)

	For the year ended December 31, 2012		For the year ended December 31, 2011
In thousands of U.S. dollars except per share and share data	Amount	Per share	Amount	Per share
Net loss	$(26,537)	$(0.64)	$(82,727)	$(2.88)
Add:
Impairment	-	-	66,611	2.32
Loss from sale of vessels	10,404	0.25	-	-
Write off of deferred financing fees	2,978	0.07	-	-
Unrealized loss on derivative financial instruments	1,231	0.03	-	-
Total adjustments	14,613	0.35	66,611	2.32
Adjusted net loss	$(11,924)	$(0.29)	$(16,116)	$(0.56)

Adjusted EBITDA

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2012	2011	2012	2011
Net loss	$(4,880)	$(71,686)	$(26,537)	$(82,727)
Financial expenses	1,929	1,700	8,512	7,060
Unrealized loss on derivative financial instruments	1,269	-	1,231	-
Financial income	(29)	(1)	(35)	(51)
Depreciation	4,605	5,025	14,818	18,460
Amortization of restricted stock	892	869	3,490	3,362
Impairment	-	66,611	-	66,611
Loss from sale of vessels	-	-	10,404	-
Adjusted EBITDA	$3,786	$2,518	$11,883	$12,715